FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a - 16 or 15d - 16 of

the Securities Exchange Act of 1934

For the month of March
HSBC Holdings plc

42nd Floor, 8 Canada Square, London E14 5HQ, England

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F).

Form 20-F   X              Form 40-F ......

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934).

Yes.......          No    X

(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ..............).

Other information

Funds under management and assets held in custody54

Funds under management

	2013	2012
	US$bn	US$bn
Funds under management
At 1 January ..........................	910	847
Net new money ......................	(18)	5
Value change ..........................	34	49
Exchange and other ...............	(5)	9

At 31 December .....................	921	910

	At 31 December
	2013	2012
	US$bn	US$bn
Funds under management by business
Global Asset Management ......	420	425
Global Private Banking ..........	282	288
Affiliates ................................	5	3
Other .....................................	214	194

	921	910

For footnote, see page 132.

Funds under management ('FuM') at 31 December 2013 amounted to US$921bn, marginally higher than at 31 December 2012, reflecting favourable market movements which were largely offset by net outflows and adverse foreign exchange movements.

Global Asset Management funds of US$420bn at 31 December 2013 were marginally down on 31 December 2012 due to net outflows from liquidity funds, notably in the US and Europe as a result of continued low interest rate; adverse foreign exchange movements reflecting the strengthening of the US dollar against emerging market currencies; and other movements, including the amortisation and maturity of assets in an asset-backed securities mandate managed on behalf of GB&M. These factors were partly offset by strong inflows in fixed income products from our customers in Europe and Rest of Asia-Pacific and favourable movements in developed equity markets.

GPB funds decreased by 2% compared with 31 December 2012 to US$282bn. This was mainly due to negative net new money in Europe, which was driven by actions taken to refocus our client base towards higher net worth relationships, the adoption of new compliance and tax transparency standards and a large number of client withdrawals, particularly in Switzerland. These factors were partly offset by favourable market movements, notably in Europe, and positive net new money in Asia.

Other FuM increased by 10% to US$214bn, primarily due to favourable equity market movements.

Assets held in custody and under administration

Custody is the safekeeping and servicing of securities and other financial assets on behalf of clients. At 31 December 2013, we held assets as custodian of US$6.2 trillion, 3% higher than the US$6.0 trillion held at 31 December 2012. This was mainly driven by increased new business and favourable market movements, partly offset by adverse foreign exchange movements.

Our assets under administration business, which includes the provision of bond and loan administration services as well as the valuation of portfolios of securities and other financial assets on behalf of clients, complements the custody business. At 31 December 2013, the value of assets held under administration by the Group amounted to US$3.1 trillion, which was 6% higher than at 31 December 2012. This was mainly driven by increased new business and favourable market movements.

                                   Property

At 31 December 2013, we operated from some 8,230 operational properties worldwide, of which approximately 2,110 were located in Europe, 2,515 in Hong Kong and Rest of Asia-Pacific, 500 in North America, 2,770 in Latin America and 335 in the Middle East and North Africa. These properties had an area of approximately 56.6m square feet (2012: 59.7m square feet).

Our freehold and long leasehold properties, together with all our leasehold land in Hong Kong, were valued in 2013. The value of these properties was US$10.3bn (2012: US$9.7bn) in excess of their carrying amount in the consolidated balance sheet on a historical cost based measure. In addition, properties with a net book value of US$1.9bn (2012: US$1.3bn) were held for investment purposes.

Our operational properties are stated at cost, being historical cost or fair value at the date of transition to IFRSs (their deemed cost) less any impairment losses, and are depreciated on a basis calculated to write off the assets over their estimated useful lives. Properties owned as a consequence of an acquisition are recognised initially at fair value.

Further details are included in Note 23 on the Financial Statements.

Detailed list of disclosures in this report arising from EDTF recommendations

Type of risk	Recommendation	Disclosure	Page
General	1	The risks to which the business is exposed.	135 to 139
	2	Our risk appetite and stress testing.	139 to 141
	3	Top and emerging risks, and the changes during the reporting period.	141 to 147
	4	Discussion of future regulatory developments affecting our business model and Group profitability, and its implementation in Europe.	142 and 309 to 317
Risk governance, risk management and business model	5	Group Risk Committee, and their activities.	352 to 358
	6	Risk culture and risk governance and ownership.	134
	7	Diagram of the risk exposure by global business segment.	37
	8	Stress testing and the underlying assumptions.	139 to 141
Capital adequacy and risk-weighted assets	9	Pillar 1 capital requirements. For calculation of Pillar 1 capital requirements, see pages 10 to 14 of Pillar 3 Disclosures 2012.	320 to 322
	10	Reconciliation of the accounting balance sheet to the regulatory balance sheet.	307
	11	Flow statement of the movements in regulatory capital since the previous reporting period, including changes in core tier 1, tier 1 and tier 2 capital.	304
	12	Discussion of targeted level of capital, and the plans on how to establish this.	299 and 314 to 320
	13	Analysis of risk-weighted assets by risk type, global business and geographical region, and market risk RWAs.	299 to 300
	14	For analysis of the capital requirements for each Basel asset class, see pages 10 to 14, 23, 58 and 61 of Pillar 3 Disclosures 2012.
	15	For analysis of credit risk for each Basel asset class, see pages 23 to 28 and 32 to 38 of Pillar 3 Disclosures 2012.
	16	Flow statements reconciling the movements in risk-weighted assets for each risk-weighted asset type.	302 to 303
	17	For discussion of Basel credit risk model performance, see pages 39 to 41 of the Pillar 3 Disclosures 2012 document.
Liquidity	18	Analysis of the Group's liquid asset buffer.	215 to 216
Funding	19	Encumbered and unencumbered assets analysed by balance sheet category.	224 to 226
	20	Consolidated total assets, liabilities and off-balance sheet commitments analysed by remaining contractual maturity at the balance sheet date.	533 to 541
	21	Analysis of the Group's sources of funding and a description of our funding strategy.	219 to 221
Market risk	22	Relationship between the market risk measures for trading and non-trading portfolios and the balance sheet, by business segment.	236 to 237
	23	Discussion of significant trading and non-trading market risk factors.	232 to 235
	24	VaR assumptions, limitations and validation.	282 to 284
	25	Discussion of stress tests, reverse stress tests and stressed VaR.	284
Credit risk	26	Analysis of the aggregate credit risk exposures, including details of both personal and wholesale lending.	152 to 154
	27	Discussion of the policies for identifying impaired loans, defining impairments and renegotiated loans, and explaining loan forbearance policies.	185 and 268 to 273
	28	Reconciliations of the opening and closing balances of impaired loans and impairment allowances during the year.	186 and 191
	29	Analysis of counterparty credit risk that arises from derivative transactions.	158
	30	Discussion of credit risk mitigation, including collateral held for all sources of credit risk.	179 to 184
Other risks	31	Quantified measures of the management of operational risk.	245 to 248
	32	Discussion of publicly known risk events.	141 to 147

The 32 recommendations listed above were made in the report 'Enhancing the Risk Disclosures of Banks' issued by the Enhanced Disclosure Task Force of the Financial Stability Board in October 2012.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

HSBC Holdings plc

                                                       By:

                                                                                     Name: Ben J S Mathews

                                                                                                Title: Group Company Secretary

                                                                               Date: 25 March 2014